Exhibit 99.1

GFL Environmental Inc. Completes US$594 million Secondary Offering of Subordinate Voting Shares

VAUGHAN, ON, April 23, 2021 – GFL Environmental Inc. (NYSE, TSX: GFL) (“GFL” or the “Company”) today announced the successful closing of its previously announced bought deal secondary offering of 17,500,000 subordinate voting shares (the “Shares”) held by certain entities affiliated with BC Partners Advisors L.P., Ontario Teachers’ Pension Plan Board, GIC and HPS Investment Partners, LLC (collectively, the “Selling Shareholders”) at an offering price of US$33.95 per Share (the “Offering Price”) for total gross proceeds to the Selling Shareholders of US$594,125,000 (the “Offering”). GFL did not receive any proceeds from the Offering.

The Offering was led by BMO Capital Markets, RBC Capital Markets and Scotiabank (collectively, the “Underwriters”).

The Underwriters were granted an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 2,625,000 Shares from the Selling Shareholders at the Offering Price for additional gross proceeds of US$89,118,750 if the Over-Allotment Option is exercised in full. The Over-Allotment Option can be exercised at any time, in whole or in part, for a period of 30 days from the date hereof and is subject to certain customary closing conditions.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 15,000 employees.

Forward-Looking Statements

This news release includes certain “forward-looking statements” within the meaning of applicable securities laws. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “believes”, “could” or “potential” or variations of such words. Forward-looking statements are based on our opinions, estimates and assumptions in light of our experience, track record and perception of historical trends, current conditions, growth opportunities and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Forward-looking information is necessarily subject to numerous factors, many of which are beyond GFL’s control, including important factors disclosed previously and from time to time, including, without limitation, risks identified in the “Risk Factors” section of GFL’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, and in our other public filings filed with Canadian Securities Commissions and the U.S. Securities and Exchange Commission. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Accordingly, we caution investors not to rely on the forward-looking information contained in this news release when making an investment decision in our securities. The forward-looking information contained in this news release represents our expectations as of the date of this news release (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws.

For further information: Patrick Dovigi, Founder and Chief Executive Officer

+1 905 326-0101, pdovigi@gflenv.com